Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$20,000,000.00	$614.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,560,309.70 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $614.00 is offset against the registration fee due for this offering and of which $1,559,695.70 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT No. 15	Registration Statement no. 333-134553
to Prospectus Supplement dated October 5, 2006 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Dated October 11, 2007 Rule 424(b)(2)

$20,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

1.00% Notes Due August 17, 2014

Performance Linked to the Common Stock of Intel Corporation (INTC)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the “synthetic convertible prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: Intel Corporation. Intel Corporation is not involved in this offering and has no obligation with respect to the notes.
•	Index stock: The common stock of the index stock issuer.
•	Principal amount: $1,000 per note, and in the aggregate, $20,000,000.
•

Stated maturity date: August 17, 2014, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date related to the stated maturity date: August 13, 2014, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes–Settlement value” on page SS-18 of the synthetic convertible prospectus supplement.

•	Interest rate: 1.00% per annum.
•	Interest payment dates: Semi-annually, on February 17 and August 17 of each year, beginning on February 17, 2008.
•	Interest payment record dates: 15 calendar days prior to each interest payment date.
•	Threshold value: $27.4373.
•	Earliest redemption date: August 10, 2010.
•	Redemption notice period: 30 calendar days.
•	Optional repurchase notice period: Eight business days.
•	Determination period: Three business days.
•

Multiplier: The initial multiplier for the shares of common stock of Intel Corporation is 1.00. The multiplier is subject to adjustment under various circumstances, as described under the caption “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” on page SS-19 of the synthetic convertible prospectus supplement, including if Intel Corporation pays a quarterly cash dividend of more or less than the base dividend of $0.1125 per share on its shares of common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 18th day of each December, March, June and September and the valuation date, as applicable, with the first effective adjustment date for adjusting the multiplier to be December 19, 2007.

•

Stock settlement: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption “Description of the Notes—Stock settlement” on page SS-25 of the synthetic convertible prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•	Denominations: $1,000 and integral multiples thereof.
•	Listing: The notes will not be listed on any exchange.
•	CUSIP No.: 5249083F5
•	ISIN No.: US5249083F58

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)	103.00%	$20,600,000
Underwriting discount (2)	0.1719%	$34,380
Proceeds to Lehman Brothers Holdings	102.8281%	$20,565,620

(1)	The public offering price includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.
(2)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about October 16, 2007.

LEHMAN BROTHERS

October 9, 2007

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that (a) Intel Corporation does not change the amount of quarterly cash dividends that it pays on its share of common stock during the term of the notes and (b) the threshold value is 27.4373.

Example 1. Assuming the settlement value is $15.00:

Alternative redemption amount per $1,000 note =

$1,000	×	$15.00	=	$546.70
$27.4373

As a result, on the stated maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $546.70.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 66 shares of common stock of Intel Corporation plus $10.00 in cash at maturity, or 36 shares of common stock of Intel Corporation plus $6.70 in cash upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $20,000,000 aggregate principal amount of notes, you would receive, in total, 1,333,333 shares of common stock of Intel Corporation plus $5.00 in cash, plus accrued but unpaid interest, at maturity, or 728,933 at maturity shares of common stock of Intel Corporation plus $5.00 in cash, upon repurchase.

Example 2. Assuming the settlement value is $35.00:

Alternative redemption amount per $1,000 note =

$1,000	×	$35.00	=	$1,275.63
$27.4373

As a result, on the stated maturity date or upon redemption, you would receive $1,275.63 per $1,000 note because $1,275.63 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 36 shares of common stock of Intel Corporation plus $15.63 in cash at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $20,000,000 aggregate principal amount of notes, you would receive, in total, 728,931 shares of common stock of Intel Corporation plus $15.00 in cash at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that Intel Corporation changes the amount of quarterly cash dividend it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

Intel Corporation

Lehman Brothers Holdings has obtained the following information regarding Intel Corporation from Intel Corporation’s reports filed with the SEC.

According to Intel Corporation’s publicly available filings with the SEC, Intel Corporation is a developer of integrated digital technology platforms and components, primarily integrated circuits, for the computing and communications industries. Intel Corporation’s products include chips, boards, and other semiconductor products for computers, servers, handheld devices, and networking and communications products. Intel Corporation’s component-level products consist of integrated circuits used to process information, including microprocessors, chipsets, and flash memory. Its customers include: original equipment manufacturers (OEMs) and original design manufacturers who make computer systems, handheld devices, and telecommunications and networking communications equipment; PC and network communications products users who buy PC components and board-level products, networking, communications and storage products, through distributor, reseller, retail, and OEM channels; and other manufacturers, including makers of industrial and communications equipment.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of Intel Corporation are quoted on NASDAQ under the symbol “INTC”.

The following table presents the high and low closing prices for the shares of common stock of Intel Corporation, as reported on NASDAQ during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not be below the threshold value on the valuation date related to the repurchase if you exercise your repurchase option, or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	$34.24	$26.16	$27.20
Second Quarter	$28.99	$25.73	$27.60
Third Quarter	$27.02	$19.68	$20.06
Fourth Quarter	$24.80	$20.28	$23.39

2005
First Quarter	$25.11	$21.99	$23.23
Second Quarter	$27.70	$22.12	$26.02
Third Quarter	$28.71	$23.83	$24.65
Fourth Quarter	$27.43	$22.65	$24.96

2006
First Quarter	$26.47	$19.46	$19.46
Second Quarter	$20.11	$16.86	$19.00
Third Quarter	$20.77	$17.10	$20.57
Fourth Quarter	$22.33	$20.08	$20.25

2007
First Quarter	$22.30	$18.86	$19.13
Second Quarter	$24.29	$19.13	$23.74
Third Quarter	$26.33	$23.10	$25.86
Fourth Quarter (through October 9, 2007)	$26.38	$25.54	$25.84

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that the investment is held from the date on which the notes are first issued until the stated maturity date:

•	the hypothetical alternative redemption amount per $1,000 note;

•	the percentage change from the principal amount to the hypothetical alternative redemption amount;

•	the hypothetical total amount payable at stated maturity per $1,000 note (without interest);

•	the hypothetical total rate of return (without interest);

•	the hypothetical annualized pre-tax rate of return (without interest);

•	the hypothetical total rate of return (including interest); and

•	the hypothetical annualized pre-tax rate of return (including interest).

Hypothetical settlement level on the valuation date	Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note	Hypothetical total rate of return (without interest)	Hypothetical annualized pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical annualized pre-tax rate of return (including interest)
$10.00	$364.46	-63.55%	$1,000.00	-2.91%	-0.43%	3.72%	0.54%
$15.00	$546.70	-45.33%	$1,000.00	-2.91%	-0.43%	3.72%	0.54%
$20.00	$728.93	-27.11%	$1,000.00	-2.91%	-0.43%	3.72%	0.54%
$25.00	$911.16	-8.88%	$1,000.00	-2.91%	-0.43%	3.72%	0.54%
$27.4373 (1)	$1,000.00	0.00%	$1,000.00	-2.91%	-0.43%	3.72%	0.54%
$30.00	$1,093.40	9.34%	$1,093.40	6.16%	0.88%	12.79%	1.78%
$35.00	$1,275.63	27.56%	$1,275.63	23.85%	3.18%	30.48%	3.97%
$40.00	$1,457.86	45.79%	$1,457.86	41.54%	5.21%	48.18%	5.92%
$45.00	$1,640.10	64.01%	$1,640.10	59.23%	7.04%	65.87%	7.68%

(1)	This figure reflects the threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above provides hypothetical return information only with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the notes and estimates of the amount and timing of the contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield will be an annual rate of 5.5738%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note consists of the fixed semi-annual interest payments and $1,379.32 due at maturity (which includes the final fixed semi-annual interest payment due at maturity).

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings’ determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “United States Federal Income Tax Consequences” in the accompanying synthetic convertible prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc

Lehman Brothers Holdings expects to deliver the notes against payment on or about October 16, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

$20,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

1.00% Notes Due August 17, 2014

Performance Linked to the

Common Stock of Intel Corporation (INTC)

PRICING SUPPLEMENT

DATED OCTOBER 9, 2007

(INCLUDING PROSPECTUS SUPPLEMENT

DATED OCTOBER 5, 2006,

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS